Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 22, 2025

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525

To Whom It May Concern:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the Prospector Focused Large Cap Fund (the “Fund”), respectfully requests the withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
633	10/24/2025	485BPOS	0000894189-25-011843

The Adviser has determined that it will not proceed with this series. Based upon the foregoing, the Trust believes that withdrawal of Post-Effective Amendment No. 633 is consistent with the public interest. The Trust represents that no securities were issued or sold pursuant to the Post-Effective Amendment.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendment set forth above has been signed by the President of the Trust on this 22nd day of December 2025.

Sincerely,

/s/ Brian R. Wiedmeyer
Brian R. Wiedmeyer, President
Managed Portfolio Series